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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

January 7, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

December 18, 2003

Vancouver, British Columbia

(See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4

Summary of Material Change:

Rimfire announces, subject to regulatory approval, the granting of incentive stock options to Directors, officers and employees of the Company to purchase up to 485,000 shares at an exercise price of $0.95 per share on or before December 18, 2008.

Item 5

Full Description of Material Changes:

Rimfire announces, subject to regulatory approval , the granting of incentive stock options to Directors, officers and employees of the Company to purchase up to 485,000 shares at an exercise price of $0.95 per share on or before December 18, 2008. The Company’s Incentive Stock Option plan was approved by the shareholders at the Annual General Meeting held June 20, 2003 and by the TSX Venture Exchange on January 7, 2004.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Henry J. Awmack, Chairman 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of January, 2004.

RIMFIRE MINERALS CORPORATION

“DAVID A. CAULFIELD”

David A. Caulfield

President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.

News Desk

Canada Stockwatch

News Desk

The Northern Miner

News Desk

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604) 669-6660 F: (604) 669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

2003 Corporate Review

PR03-17

Vancouver, Canada (December 18, 2003):  David Caulfield, President and CEO of Rimfire Minerals Corporation is pleased to provide a summary of the Company’s achievements in 2003. The year proved to be one of the most successful in the Company’s history, positioning the Company as one of the leading junior precious-metal explorers in western North America. A summary of the Company’s achievements is provided below:

•

Discovered significant Ag-Au-Pb-Zn mineralization with partner Cangold Limited at the Thorn Project.

•

Identified significant gold-bearing hydrothermal systems on the ER and Eagle properties with AngloGold.

•

Signed a “Strategic Alliance” with Newmont Mining Company.

•

Exploration expenditures >$2.2 million, 5,891 metres (19,321 ft) drilled, and seven active projects.

•

Expanded the Company’s land position in key project areas in Alaska and British Columbia.

•

Mark Baknes became full time Vice President, Exploration and Bipin Ghelani, CA appointed to the Board of Directors.

Partner Cangold Limited funded a diamond drilling program at the Oban Breccia Zone on the Thorn property, leading to the discovery of bulk tonnage breccia-hosted silver-gold-lead-zinc mineralization. Results were highlighted by 40.7 metres of 176.6 g/t silver equivalent (118.8 g/t Ag, 0.83 g/t Au). Work will focus on expanding the zone, which has been identified over a width of approximately 60 metres and to a depth of 100 metres. The size and consistency of the breccia suggests this mineralization is part of a large silver-gold system.

Work conducted by AngloGold in the Goodpaster District of Alaska at the ER and Eagle highlighted gold bearing hydrothermal systems on both properties. Drilling at the ER yielded multiple gold-bearing quartz veins, some with visible gold. The mineralization exhibits geological and geochemical characteristics similar to that hosting of the 5.5 million oz. Pogo Deposit (Teck Cominco/Sumitomo) 10 km to the east. At the Eagle, soil auger sampling outlined a 1.6 by 1.2 km gold-arsenic-bismuth soil anomaly. Drilling is planned for both projects in 2004.

Rimfire’s technical expertise is highlighted by the recent agreement with Newmont Mining to combine technical strengths to conduct gold exploration in a defined region of Western Canada. This “Strategic Alliance” is a true partnership whereby both companies contribute technical expertise from generative work through target identification, acquisition and exploration.

Rimfire was again successful in expanding the list of option partners exploring Rimfire’s projects. In addition to the three largest gold companies in the world, Newmont Mining, Barrick Gold and AngloGold, Rimfire has partnerships with junior explorers Cangold Limited, Serengeti Resources, Stikine Gold Corporation and Western Pacific Gold Inc. Since 1999, option partners have contributed $5.5 million of the $7.9 million in exploration on Rimfire’s projects.

Rimfire also announces, subject to regulatory approval, the granting of incentive stock options to Directors, officers and employees of the Company to purchase up to 485,000 shares at an exercise price of $0.95 per share on or before December 18, 2008. The Company’s Incentive Stock Option plan was approved at the Annual General Meeting held June 20, 2003.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

January 9, 2004